UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2008

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)

THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA

(REGISTRATION NUMBER 347/06/B/86/10) ARE HEREBY INVITED TO THE

FIFTY-SIXTH (56th) ORDINARY GENERAL ASSEMBLY

(FISCAL YEAR 1/1/2007 – 31/12/2007)

Pursuant to the Law and the Articles of Association and following resolution no 2809 of the Board of Directors, dated 03/06/2008 (agenda item 4), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to the fifty-sixth (56th) Ordinary General Assembly, on June 26, 2008, at 16:30 hours, at the company’s headquarters (99, Kifissias Ave., Marousi, Athens), in order to discuss and decide upon the following:

1.

Submission for approval of the Management Report of the Board of Directors, the Audit Report prepared by Certified Auditors on the separate and consolidated financial statements of OTE SA ended on 31/12/2007, including the annual financial statements (both separate and consolidated) of 31/12/2007. / Approval of profit distribution and divident payment.

2.

Exoneration of the members of the Board of Directors and the Auditors of all liability for fiscal year 2007, pursuant to article 35 of Codified Law 2190/1920.

3.

Appointment of Chartered Auditors for the Ordinary Audit of the financial statements (both separate and consolidated) according to the International Financial Reporting Standards  for the fiscal year 2008 and determination of its fees.

4.

Approval of remuneration paid to the members of the Board of Directors, the Audit Committee and the HR Remuneration Committee for fiscal year 2007 and determination of their remuneration for 2008.

5.

Approval of the remuneration paid in 2007 to the Chairman of the Board of Directors and CEO, determination of a special premium based on efficiency for fiscal year 2007 and determination of his remuneration for 2008.

6.

Renewal of agreement for the covering of civil liability of members of the Board of Directors and the company’s executive directors in the exercise of their responsibilities, duties or authorities. Delegation of signature.

7.

Approval of the basic terms and conditions of a project to be assigned to a member of the Board, pursuant to article 23a of the Law 2190/1920, and authorization to conclude such contract.

8.

Adoption of a stock option plan for executives of the Company and affiliated companies, according to article 42ε of the Codified Law 2190/1920.

9.

Appointment of three new Board members for a three-year term, following termination of office of equal number members to the 11-membered Board, pursuant to Article 9, para. 2 of the Articles of Incorporation and appointment of independent members of the Board of Directors.

In the said Ordinary General Assembly, may participate all Shareholders of the Company, in person or by proxy. For this purpose:

—

If their shares are in the Depository Account, Shareholders must reserve in part or in full their shares and obtain from the Central Securities Depository Office SA certification evidencing such reservation and deposit it, as well as a duly authorized proxy form, with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the Ordinary General Assembly, together with required representation documents in case they use a representative.

—

if their shares are not in the Depository Account, Shareholders must reserve in full or in part their shares through their Depository Participant and obtain certification evidencing such reservation and deposit this certification with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the Ordinary General Assembly, together with required representation documents in case they use a representative.

MAROUSI, 04/06/2008

P. VOURLOUMIS

CHAIRMAN OF THE BOARD – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: June 4, 2008

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer